Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” and to the use of our report dated March 13, 2013 of Ryerson Inc. and Subsidiary Companies, in the Registration Statement (Form S-4 No. 333-000000) and related Prospectus of Ryerson Inc. and Joseph T. Ryerson & Son Inc. for the Exchange of 9% Senior Secured Notes due 2017 and 11 ¼ Senior Notes due 2018.

/s/ Ernst & Young LLP

Chicago, Illinois

June 27, 2013